Exhibit 99.9
Infosys Technologies
Infosys Results Coverage (NDTV Profit)
January 11, 2006 (11 a.m.)
Host
Good morning. You are watching this special coverage as far as the Infosys numbers are concerned. Let me just recap those numbers once again for the benefit of our viewers. Net revenue for Infosys Technologies, they were at Rs. 2532 crores, that is a gain of about 10.4%, so Infosys once again have clocked what could be called as sequential double-digit growth. Profit 649; they do not look very, very euphoric or explosive, but they are certainly a tad below what the street was expecting. Let us turn our attention to what the consensus was, what was the brokers’ consensus and there you go. Sales versus actual. The expected was Rs. 2517 crores., Infosys had actually crossed as far as the revenue front is concerned, in line with expectations, the actual revenue stood at Rs. 2527 crores. Profits, however, are a tad below, I am emphasizing on the word tad below what the general consensus was. Let us turn our attention to some more high points or so to speak as far as those numbers are concerned. There you go. The Q4 sales guidance is in the range of Rs. 2590 to Rs. 2599 crores. Equally important, the EPS guidance for the Q4, perhaps the most crucial one, that’s reasonably optimistic. The upper band is at about 24.7 versus the lower band which is again above 24. So what Infosys is indicating is, look profits are growing and revenue is growing, but in Q4 they expect the profits to probably go faster than the revenue. That is a very important point or a very important indication which has come from Infosys. Till about two or three quarters ago, we would digest for Infosys, yes Infosys is growing but there were concerns as far as operating profit margins were concerned. I will get down into where this optimism is coming from, but just to re-visit one important number. Their full year EPS has been increased to about 9.3. Now, in terms of a very ballpark estimate, Infosys now needs to grow at 4.77% in order to meet their guidance or in order to meet their guidance, the wise man in the street would say that is nothing because Infosys in fact has clocked what would could be called as a 10% growth on quarter-on-quarter. So, last two or three quarters, they are actually growing at about 10%, so that is something which I would say is would be a reasonable assumption that Infosys is likely to beat their guidance. More and more updates on Infosys Technologies. I will recap as many data points as possible. They have added about 36 new clients in Q3 that is the last quarter. The net addition, now we are not talking about total addition, we are talking about net addition which essential means there was an attrition rate of about 9-10%. That’s not much because considering what Wipro and what Satyam are clocking, 10% would be roughly as far as their attrition rate is concerned. So, the net addition is 3266. Now, here is a brief look at how the client additions have moved for Infosys Technologies. Q4, I am talking about three quarters ago they had added 37 clients, Q1 they added 36, Q2 2006 that is the last quarter, they have added 34, and the quarter the Q3 they have added about 36 new clients, so the new client addition has been very robust and very impressive also. We are looking at possible new clients coming in the range of about $50-100 million kind of run rate, so that is one of the big reasons why margins have expanded for Infosys. Infosys in the last quarter when we spoke to them clearly indicated yes margins are looking up and equally important the new business, the new client addition, or the new billing rates on new clients are growing at about 3-4%. We will get some estimations from the management. We would be cutting to Vikram in a second or two. Now, there he would be joined by the top management, top brass of Infosys so to speak. Q3 operating profit margins, that is one, and that is the one which is perhaps very, very crucial for Infosys Technologies, let us stay with that graphic and let me just do that tall comparison. Infosys margins now have appreciated for a two quarters in a row. They were at 26.6% in Q1. They have appreciated to about 32%, and Q3 they have gone up further and they have gone up to about 34%. So that is one which is big, big improvement as far as margins are concerned. Margins for Infosys Technologies have actually gone up to about 34%. US contribution, just to give you an indication which is still constant 65.4% to 65%, so US contribution is okay. Like I said, the hallmark of Q3 has been the fact that margin expansion has been very, very strong, but like I said, now let us just go to Vikram and he is standing by with the top brass of Infosys Technologies in Bangalore.
Vikram
Right, we are here in Bangalore with one and only Nandan Nilekani sitting right next to me, CEO of Infosys. First of all, just a broad thing about what has been really bothering you in the last quarter, rupee? You would wish that the rupee is much ...
Nandan Nilekani
Well yes, the rupee has been fairly volatile, but we do not really worry about it because that is something beyond our control. I think we are on track on our strategy. We had a steady quarter. We grew 10.4% in rupee terms and 6.7% in dollar terms. We have 206 customers now who are million dollars, so I think in terms of our strategic intent and direction, we are very much on track.
Vikram
All right, now let me just tell you what we are going to do over the next half an hour. You have heard the basic parameters for him as to what has happened. We are going to be quizzing him in some detail over the next 15-20 minutes. Kris is going to be joining us a little later as will Bala, and then of course at 1:45 do remember to tune in to us coming out of here in Bangalore. The Chief Mentor of Infosys, Mr. Narayana Murthy exclusively here on NDTV Profit is going to be talking young Infosysians. It is the 25 years of the company of course and we will be getting a sense of his vision as to where he thinks the next 25 years are going to take Infosys, but that is a little later in the day. For the moment, we are going to continue to grill Nandan a bit on what actually lies behind the numbers. I just want to come back to the rupee a little bit. Because there were a lot of analysts who had earlier thought that would the rupee weakening, it is great news for IT companies, I know there were some people, you had a given a guidance of about 629 or so for this quarter, many had given a up track of 650-660 and the logic that they were using to do that is that rupee has depreciated, Infosys hadn’t factored in such a weak rupee and therefore it should be good news for the company, now that other income hit which you have taken is because of the hedging is that primarily what it is?
Nandan Nilekani

Basically what happened is we did have an improvement on the operating margin of 1.9%. That is about $10 million we gained on the operating margins, but because of the negative impact of the hedges, we lost out about $12 million on the non-operating levels, so net-net we had a negative impact of $2 million because of the rupee, so it was really the hedging cost is $12 million dollars which offset the $10 million gain on the operating margins.
Vikram
So operating margins essentially went up because the rupee was weak?
Nandan Nilekani
That is right, and so the impact of the rupee weakening was 1.9% on the operating margin.
Vikram
Okay, so you are saying that the rupee weakened, that helped your operating margin, but because you had hedged against it in a very aggressive sort of fashion ...
Nandan Nilekani
Yes, what we felt at that time was a right thing.
Vikram
Are you going to change your strategy now? Obviously the rupee is volatile, no one quite seems to know what is happening, the weakness took people by surprise, bouncing back has taken ___ by surprise. You think now you need to move to a slightly more active way of hedging?
Nandan Nilekani
Well, I think, we are constantly under discussion on the hedging policy and Mohan talked about the fact that we should look at things like stop losses, but they have not really taken decisions yet. They will obviously see whether this whole thing will require a different response and we will evaluate that, discuss with the board and then only take the decision.
Vikram
Okay, your operating margins, actually a lot of people seemed quite definitely surprised that it is at 34%. Where there any other factors, other than rupee which ___ to that?
Nandan Nilekani
No I think the major contribution was the rupee because we had a slight improvement on revenue productivity. So, I think if you look at the other parameters, it is pretty much the same. So, I think the rupee will be a dominant factor in that.

Vikram
The new clients who are coming in, you have increased them from 191 to 206, you have now got clients who are more than one million. You have added more, you have added new clients.
Nandan Nilekani
Yes, 36 clients this quarter.
Vikram
What sort of rates are they coming in at? There seemed to be higher than what you have ...
Nandan Nilekani
Yes, they are higher than our existing rates, but what happens is that the contribution of business in the total is a very small component from these guys, because we have 90-95% repeat business and to that extent even though the newer business maybe at higher rates, it does not really seep into the revenue productivity because the bulk of the revenue is still coming from the existing customers.
Vikram
Blockbuster deals may not be quite as many as you might have wanted. Is there a problem in that to get those blockbuster deals you have to slash your rates?
Nandan Nilekani
No, I think blockbuster deals, one is they have long lead times and second they are unpredictable and to that extent I think we do not rely on that for our business. We do our business and if blockbuster deals come along, then that is good news, but we have a growth now called strategic global sourcing which only focuses on big deals and they are building a lot of competence there, and we have been arguing that the future is not about single company outsourcing the whole thing, but it is going to be what you call as modular global sourcing where companies will divide up the stack into best of breed and give it to different companies and I think we are going to compete very, very favorably in that situation.
Vikram
You said a long lead time, are there several in the pipeline. You have got 500 giant blockbuster $2 billion deals which are all going to come up somewhere in the next fiscal?
Nandan Nilekani
No, I think whatever is in the pipeline, after looking discounting its probably value will be in our guidance, so take our guidance as the overall envelop of these things.

Vikram
Okay, I in fact, wanted to come to your guidance a little bit. Your are saying EPS of about 94 the whole year, which seems to imply that Q4 is necessarily going to be a sensational quarter so to say.
Nandan Nilekani
In fact, if you drill down and look at our revenue guidance for Q4 in rupee terms, we have said that in rupee terms it will grow by 2.3 to 2.7%.
Vikram
Okay, let me on that note just try and get Nikunj and Nikunj has been sitting there and he has being eying your projections for Q4 with some amount of interest. Nikunj carry on, I know you have some questions about Q4 in particular.
Nikunj
Good morning Nandan and congratulations on those numbers. Nandan, pretty much from what Vikram has left, you mean that Q4 is going be a strong quarter. There are going to be more number of working days. How come there is a possible hint at the slow down? You are growing at about 10%, but if I take again the upper range of your guidance not that exciting, Nandan.
Nandan Nilekani
Yes, I think when we give the guidance we look at the state of the business today, we look at the business in the pipeline, we look at our capacities, we look at the fact that many of our customers are looking at their budgets and setting fresh budgets for the new calendar year, so I think we have to view it in that perspective. I think in the overall macro-secular sense, we do not see any slowdown at all. We are comfortable that our story is on track, our brand is on track, and the pipeline is on track, but you know quarter is just 90 days and you have to figure out how do you make sure that you get the best revenue in that quarter.
Nikunj
Right, thanks a lot Vikram, I am just itching to ask Nandan one more question. Nandan, again, a marked difference when it comes to your outlook, when it comes to profits, and revenue, so can we assume and say look you know the margin visibility of 34% is here to stay because your profit guidance or EPS guidance is slightly stronger than your revenue guidance?
Nandan Nilekani
Well you know, we expect our margins to be in a small band and remember one thing that we also want to invest in our business. We invest in our business in two ways. One, in terms of investing in our future direction, in new programs that we have, in adding more people in sales, and in adding more people in consulting. The second way we invest in making sure that we give our employees better incentives and better compensation. So, if there is an improvement in margins, we would also use some of that improvement to do these two things. To that extent, it is going to be within the narrow band.
Vikram
All right, narrow band there in margins. Just looking at what it is going to take ___ ramp up. Sales, marketing costs, areas which you said you might need to use some to the increase margins in. Where you see the pinch perhaps coming?
Nandan Nilekani
Well, certainly I think we have to invest more in our transformation. Because we are trying to build point of view in the market place ___, we have to invest in our consulting, we have to invest in China, we have to invest in many of our new initiatives in the new services, so I think there is no shortage of areas where we want to make those investments. It is really a question of choosing which, where to put our money behind.
Vikram
You were talking about employees a short while back. Are you a little concerned at the very top end, you had Basab left, Hema left, now Akshay is gone, are you concerned or do you think you are grooming great talent that you will find other ....
Nandan Nilekani
Well, I think first of all, you know, all the people you mentioned are very good talented people and obviously they were all adding value to the firm and to extent we missed their presence in the firm. At the same time, I think we have one very strong focus on systems and processes so that we reduce individual involvement and drive it through much of a platform approach and second I think we have a large bench of able leaders, so to that extent, I think the company will do exactly what it is set out to do.
Vikram
You have been a bit modest, aren’t you, with Infosys one of the key aspects people look at is those stars out there and those great people. ___ Infosys would do just as well if you were to take a three-year vacation?
Nandan Nilekani
Oh, I am sure it will. I think the point is that it is not about stars, I mean, it is possible that some people more visible to the public than others, but when you go and look at below the hood the extraordinary talent, you may not know the names, but really great talent and they all work together as a team to make it happen. I think, it is a great example of teamwork. To that extent, I think we have less dependence on individuals.
Vikram
Why did Akshay leave, was it because Progeon was not doing ...

Nandan Nilekani
No, I think Progeon has been doing exactly what it is set out to do. I think he played a critical role in establishing Progeon as a transaction-based BPO. A lot of people at that time said we are doing a wrong thing, that we are going to grow too slowly, but I think the truth has been vindicated that our approach was the right approach.
Vikram
When you are looking now at the big strategic areas, let us move away little bit from the nuts and bolts of the numbers. Consulting was obviously something which you have spoken about in some detail, that’s an area which you thought would give a lot of thrust to, has that in fact working out on track?
Nandan Nilekani
Absolutely, we have done $10 million of revenue in the last quarter. We expect in this quarter to do $12 to $13 million of revenue. We are very much on track. We had said we will be about 300 employees by March 07, we expect to be pretty much on track on that and most importantly, integrating our consulting capabilities with our enterprise solutions where we do things like global deployment of SAP and this integration of consulting with ES is allowing us to go to large corporations at the executive level and help them on major transformation and change programs, so in terms of a direction, the strategic intent is definitely being fulfilled.
Vikram
We have spoken about this in the past that for Indian companies like Infosys, the challenge is to use your backend out here and move into the board rooms in places like America or Europe, where as some of your American and other competitors, they are there in the boardrooms, but they have to now figure out a way of being the global delivery. Where are we positioned?
Nandan Nilekani
Oh, I think Infosys is very well positioned on this.
Vikram
___.
Nandan Nilekani
Absolutely, I mean if you look at the last quarter alone, if I were to list all the CEOs who have come to the Infosys Campus, it is an extraordinary list. I think, we have broken the glass feeling on that we are well networked with the main boards of the large companies. We meet them in the international forum like in Davos and all that, and fundamentally, I think Infosys is now recognized, very well admired brand globally.
Vikram

25 years of Infosys, is it time to dramatically change the company or no? Why fix something that’s not broken?
Nandan Nilekani
No, I think we are doing some transformation initiatives, which we think will create a different company in the coming years. To that extent, but you know, we break that up into little incremental steps, so you are going to see the impact after some time.
Vikram
All right, 90 guidance EPS for the full year, are you being conservative again as always or not?
Nandan Nilekani
No I think we are looking at the numbers today this is what we feel.
Vikram
It is of course the month also, where you get a lot of the Americans will be sitting and making their budgets, IT budgets for the next full year. What is the sort of signal you are getting, 5% up or 10% up, 15% up?
Nandan Nilekani
No I think IT spending is going to be very much in low single digits. I do not think it is going to go up. What is important is how they are changing the outsourcing mix and that is the point we make; that in the last five years we grew at 45% compounded when IT spending grew only at 5% so it is the mix, so substitution effect that we have on the legacy players, that is important.
Vikram
Right Nandan, well thank you so much for joining us. We are going to take a very quick break at this time, but after that other members of the Infosys board, Kris is going to be joining us. Bala will get into the numbers a little more details and also look at the new mixes which are coming in outsourcing, what about infrastructure outsourcing. That is a new exciting area we would be talking to Priti about that when we come back and of course do remember once again at 1:45 remember to watch NDTV Profit, Mr. Narayana Murthy talking to young Infosysians giving them his vision for the company in the next 25 years or so. That will be coming up live right from here from the Infosys Campus in Bangalore. Do stay with us, we will be joined by other members of the Infosys board in just a few minutes.
Welcome back, we are coming to you from the Infosys Campus in Bangalore. We just heard Nandan Nilekani and as I am reminding one more time, at 1:45 of course Mr. Narayana Murthy is going to be joining us talking to young Infosysians. But let us try and continue to get a sense of what these numbers actually mean. I am now being joined by Kris, who needs very little further introduction of course; Priti Rao, Infrastructure Management Services Head. She is also the Head of the Pune

Development Center, Vice President of Infrastructure Management. We are going to be asking you as to how that particular brand of outsourcing is going to proceed and Mr. Balakrishnan who is Company Secretary, Senior Vice President Finance also is going to be talking to us in some details about the numbers. Kris, I mean obviously, the one question which we were putting Nandan on the mat for was how could your hedging strategy go so wrong?
Kris Gopalakrishnan
Well I think the volatility of the rupee has been quite a lot and I think probably we need to look at it more actively. We have not been very active. We looked at something which is reasonable for a company of our size and maybe we need to become more active and maybe Bala can comment more on that.
Vikram
Bala, volatility how does volatility hit you. Were you really expecting the rupee to appreciate and you are taking big bets on that, and it did not appreciate, went down and so you took this $12 million hit?
V. Balakrishnan
No first of all, we do not speculate. Our policy is to hedge our exposures. This quarter has been very volatile quarter because if you look at the rupee it depreciated by something around 4.8% between October and December, and again appreciated by 2.7%, so huge volatility, which we have never seen in any quarter in the past. So, when the rupee moves in such a wide range and the volatility is very high, it naturally hits you, even if you have hedge in position. We had a $300 million cover in the beginning of the quarter, and at the end of quarter, we have something around $238 million of hedging. We had an impact on the non-operating income to the extent of 2.3% of our revenue, but at the same time, we had a benefit on the operating income, so net-net it has not impacted us in a big way, but the volatility has caused this factor on the non-operating side.
Vikram
But when you are comparing other income this quarter and last quarter, is that pretty much what the difference is or are there other elements of other income which had ___ the other income has really fallen what ....
V. Balakrishnan
I think the main difference is the rupee-dollar exchange difference, otherwise the other income is almost stable.
Vikram
How much depreciation? The depreciation also seems to have a according to your numbers gone up a bit, 58% if I remember right?
V. Balakrishnan

See we have increased our capex. In fact, we have given a guidance of $260-290 million of investment during this year, so the increase in investment has caused a slight increase in depreciation. I think, overall it is okay. It is not that big.
Kris Gopalakrishnan
You know, we are growing, we are adding lot of people and so we need to have facilities in advance of the people joining and that is actual reason.
Vikram
Okay ___ you are sort of putting up the infrastructure a bit in advance. ___ of the big challenges Priti in the infrastructure, naturally it is all very well to grow, but you have to figure out how you are going to build the infrastructure?
Priti
Okay, the infrastructure that Kris is talking about is different and the infrastructure that I manage is more ...
Vikram
Yes, deliberately I am asking is, I think, the reason I am asking you this question is have you had that experience in building the sort of infrastructure, infrastructure outsourcing becomes a whole new area for you to get into.
Priti
Yes it is. In fact, if you look at the emerging trend for any analysts’ reports, it is obvious that infrastructure management is the newest and emerging trend. There is a huge market. It is expected that next year, it would be about a billion dollars of infrastructure outsourcing that will be delivered out of India. Our point of view is that we differentiate between the asset ownership and the services is getting extremely good acceptance from our customers, so I think it is a challenge, but we fell we are positively placed.
Vikram
All right, you think it could be, I mean, is it potentially one of the bigger areas, which Infosys could be moving into?
Priti
It is, I think it is considered as a growth engine within Infosys. We have significantly invested into creating three network operation centers in three of our allocations in India. We are investing seriously into the certification program, because this is a technology business. It the trust area to us and a core business to us going forward.
Vikram

Okay let us just ahead now a little bit. You are guiding at about 90 EPS for the entire year. Does that mean that Q4 is not looking all that hot because take a look at Q3, you had a large number of holidays, you delivered a certain growth, Q4 more working days, people would expect you do even better.
Kris Gopalakrishnan
See there is certain characteristics with each of those quarters. So, Q3 for example is quarter where holidays were there and we have to factor those in, but Q4 is also a quarter where the budgets are coming to an end for our clients and sometimes they accelerate the spending because the budgets are coming to an end. Now Q4 is a quarter, which is Q1 for our clients, is a quarter when the budgets are set and released and we will come to know when the budgets are going to be released when we enter the quarter, when we start working with the clients in the quarter, so it is little bit cautious. If you look at last year also, we started kind of slow and then it picked up in Q2 of the fiscal.
Vikram
Okay what are the sort of hints that you are starting to get already. You must be getting some hints from your clients, as to where the IT budgets likely to be this particular year.
Kris Gopalakrishnan
We believe that more and more, we need to look at larger assignments, transformation of assignments; given the size of the company, also we need to go after larger deals and things like that; and we are seeing that from our clients we are seeing that they are looking at increasing their spending offshore. They are looking to increase their spending on transformational projects. There is an improvement in the sentiment and investment in technology, hence is I think on the rise.
Vikram
Okay, I know that Nikunj has some questions. Nikunj what are the analysts really saying after Infosys came out with its numbers. You might want to fire a couple of the questions that the analysts have really been asking, and you know the big question that they are posing. You might want fire them to Kris. I think Kris can hear loud and clear.
Nikunj
Right. Good morning Kris and congratulations once again on those numbers. Kris, one of the key questions which when I interacted with some of the analysts was that look the industry right now is making acquisitions, Wipro has done two acquisitions in Q3, TCS has done two acquisitions in Q3, how come we do not see that penetration level or that commitment coming from Infosys?
Vikram
Okay Nikunj you were a bit faint, I think Kris could not hear you very clearly. He is asking about acquisitions. Your are seeing a lot of your competitors going out there, making acquisitions, some nice big dramatic headlines ___ and what might eventually impact on the company itself. Why is Infosys not out there with the shopping bags with the cash ....
Kris Gopalakrishnan
Sure, we do look at acquisitions, but we look at acquisitions from a strategic perspective. We are not looking at acquisitions for growth. You know, the company is growing. We believe that we have a leadership position in this industry. We are growing organically and our strategy is to make sure that from an organic perspective, we have everything safe in place, all the right services, right solutions, etc. At any point of time, we would look at maybe one, two, three opportunities for acquisitions from a business perspective or from a geography perspective, and we have a certain criteria for acquisitions. You know we have to make sure that it is at the right value. They need to bring in complementary services. There has to be minimal overlap if possible.
Vikram
For example, acquisition in the consulting space, I mean because that’s an area you want to move into. You could make an acquisition there, buy somebody who has already got a presence in boardrooms. Let’s say maybe in the new territory like Europe for example where you have not been the Indian IT company ___ or even in Asia Pacific, you might want to make an acquisition there. I mean, actually that is what some analysts feel.
Kris Gopalakrishnan
Sure, we are looking at it in Asia Pacifica. In Australia, we made an acquisition when we brought Expert Systems. In Europe also, we are looking at acquisitions, but it has to be on our terms and that’s the key. We should not be pressured. We should not be saying, you know, we need to make an acquisition this quarter. That’s not how we look at acquisitions.
Vikram
All right. Nikunj any other question?
Nikunj
Right. Vikram, the other common question as far as analysts were concerned is that 34% kind of a margin Vikram, is that sustainable, yes, Q4 no question asked, but Q1 is when the salary impact or the salary hit for Infosys would come, so sense perhaps from the top management that 34% operating profit margins, are they there for next two or three quarters?
Vikram
Okay, I have to figure out whom to through that to?
Kris Gopalakrishnan

I can respond to that, I was able to hear it a little bit. Basically, see when we look at quarter upon quarter differences, where we see an improvement in margin, we start investing in the business, so that the operating margin is maintained. That has been the philosophy of the company. We are investing in consulting. We are investing in China. We are investing in our Finacle division, and we are investing in recruitment where we look at what should be the optimum bench or what could be the best utilization we should have so that the growth can be managed and so when you look at the April quarter, where typically for Infosys, the compensation increases happen, then we need to calibrate the investments such that again the margins are maintained and that is what we would look at, but looking at next year right now is probably too early. We would look at it from April perspective.
Vikram
I remember last year you had said that Q1 is not necessary a good quarter. Are you already getting sense that Q1 of next year may not be..., there were reasons for it last year?
Kris Gopalakrishnan
From a growth perspective, at least right now we are optimistic about the business opportunities and things like that. Now, we need to look at when we compose it to Q1, what are the compensation increases we need to give, etc. Those are the things which we will talk about come April.
Vikram
All right fine, final words Bala anything else that you want to touch on. Something on numbers which you think why has not anybody asking me about? Okay, here it is I am giving you a blank cheque. I am asking you about it.
Bala
Well numbers are good. We are able to maintain the margins, except for the rupee, there is no surprises during the quarter, so overall I think everybody is happy.
Vikram
Everyone is happy, are you happy?
Kris Gopalakrishnan
Yes definitely.
Vikram
___ such a results are coming out on market holidays, so you cannot immediately judge what the markets make of it?
Kris Gopalakrishnan

No we plan this almost one year in advance.
Vikram
You did not know, it is going to be Eid.
Bala
We publish the days one year in advance for all the board meetings.
Vikram
So you ___ for the last two quarters. All right, so all of you seem to be happy, and we will of course figure out what the markets are made of it, but that will only be tomorrow. Could be other reasons, of course Reliance will be a factor I suspect also when trading starts, but that is it from the moment from us here at the Infosys campus in Bangalore like we thank all of you so much for joining us. Remember 1:45 Mr. Narayana Murthy is going to be talking to us and talking to young Infosysians, giving the vision of the company perhaps for the next 25 years, they have just finished 25, so do tune into us for that. For the moment I am going to hand you back to Nikunj to Delhi and let’s continue to take stock about the other results that has been incoming in.
Nikunj
Infosys Technologies, I might sound really repetitive on them but lets take a look at Infosys numbers. Infosys numbers, profits a tad below market expectations, but again we are talking about consensus, but we got an big explanation from the management. We have just heard Mr. Nandan Nilekani on the channel with Vikram and he was pretty confident that there is no reason to believe that there is going to be a slow down. Equally interesting, they their confident that 34% margins probably are here to stay, that is very confident, they are pretty confident that the billing rates are moving up with an upward bias, new client additions are happening at the rapid base, not worried about rupee-dollar movements against the dollar. Next loss, and that explains why there was a dent as per that particular aspect was concerned. Net loss of nearly $2 million on the forex hedge. Let us recap Nandan Nilekani and a whole host of other important board members who interacted with NDTV profit today.
Nandan Nilekani
But because of the negative impact of the hedges we lost out about $12 million on the non-operating level, so net-net we had negative impact of $2 million because of rupees, so it was really the hedging cost us $12 billion, which offset the $10 million gain on the operating margin.
Vikram
So operating margin essentially went up because the rupee was week?

Nandan Nilekani
That’s right, so the impact of the rupee weakening was 1.9% on the operating margin.
Vikram
Okay so you are saying that the rupee weakened has helped your operating margin but because you are hedged against it in a very aggressive sort of a fashion.
Nandan Nilekani
Well what we felt at that time was a right thing.
Vikram
Are you going to change your strategy now? Obviously the rupee is volatile, no one quite seems to know what is happening, the weakness took people by surprise, bouncing back has taken the ___ by surprise. You think now you need to move to a slightly more active way of hedging?
Nandan Nilekani
Well, I think, we are constantly under discussion on the hedging policy and Mohan talked about the fact that we should look at things like stop losses, but they have not really taken decisions yet. They will obviously see whether this whole thing will require a different response and we will evaluate that, discuss with the board and then only take the decision.
Vikram
Okay, your operating margins, actually a lot of people seemed quite definitely surprised that at 34%. Where there any other factors, other than rupee which ___ to that?
Nandan Nilekani
No I think the major contribution was the rupee because we had a slight improvement on revenue productivity. So, I think if you look at the other parameters, it is pretty much the same. So, I think the rupee will be dominant factor in that.
Vikram
The new clients who are coming in, you have increased them from 191 to 206, you have now got clients who are more than one million. You have added more, you have added new clients.
Nandan Nilekani
Yes, 36 clients this quarter.
Vikram

What sort of rates are they coming in at? There seemed to be higher than what you have ...
Nandan Nilekani
Yes, they are higher than our existing rates, but what happens is that the contribution of business in the total is a very small component from these guys, because we have 90-95% repeat business and to that extent even though the newer business maybe at higher rates, it does not really seep into the revenue productivity because the bulk of the revenue is still coming from the existing customers.
Vikram
Blockbuster deals may not quite as many as you might have wanted. Is there a problem in that to get those blockbuster deals where you have to slash your rates?
Nandan Nilekani
No, I think blockbuster deals, one is they have long lead times and second they are unpredictable and to that extent I think we do not rely on that for our business. We do our business and if blockbuster deals come along, then that is good news, but we have a growth now called strategic global sourcing which only focuses on big deals and they are building a lot of competence there, and we have been arguing that the future is not about single company outsourcing the whole thing, but it is going to be what you call as modular global sourcing where companies will divide up the stack into best of breed and give it to different companies and I think we are going to compete very, very favorably in that situation.
Vikram
You said a long lead time, are there several in the pipeline. You have got 500 giant blockbuster $2 billion deals which are all going to come up somewhere in the next fiscal?
Nandan Nilekani
No, I think whatever is in the pipeline, after looking discounting its probably value will be in our guidance, so take our guidance as the overall envelop of these things.
Vikram
Okay, I in fact, wanted to come to your guidance a little bit. Your are saying EPS of about 94 the whole year, which seems to imply that Q4 is necessarily going to be a sensational quarter so to say.
Nandan Nilekani
In fact, if you drill down and look at our revenue guidance for Q4 in rupee terms, we have said that in rupee terms it will grow by 2.3 to 2.7%.
Host

You just heard Nandan Nilekani and ___ that big and important crucial big picture that has ___. Here’s a view from some more board members, Kris, and we also spoke to Priti, so here is a view from the overall board members of Infosys Technologies.
Nandan
We expect the margins to be in a small band and remember one thing that we also want to invest in our business. We invest in our business in two ways. One in terms of investing in our future direction, in new programs that we have, in adding more people in sales, and in adding more people in consulting. The second way we invest in making sure that we give our employees better incentives and better compensation. So, if there is an improvement in margins, we would also use some of that improvement to do these two things. To that extent, it is going to be within the narrow band.
Bala
This quarter has been very volatile quarter because if you look at the rupee it depreciated by something around 4.8% between October and December, and again appreciated by 2.7%, so huge volatility, which we have never seen in any quarter in the past. So, when the rupee moves in such a wide range and the volatility is very high, it naturally hits you, even if you have hedge in position. We had a $300 million cover in the beginning of the quarter, and at the end of quarter, we have something around $238 million of hedging. We had an impact on the non-operating income to the extent of 2.3% of our revenue, but at the same time, we had a benefit on the operating income, so net-net it has not impacted us in a big way, but the volatility has caused this factor on the non-operating side.
Kris
So, Q3 for example is quarter where holidays were there and we have to factor those in, but Q4 is also a quarter where the budgets are coming to an end for our clients and sometimes they accelerate the spending because the budgets are coming to an end. Now Q4 is a quarter, which is Q1 for our clients, is a quarter when the budgets are set and released and we will come to know when the budgets are going to be released when we enter the quarter, when we start working with the clients in the quarter, so it is little bit cautious. If you look at last year also, we started kind of slow and then it picked up in Q2 of the fiscal.
Priti
In fact, if you look at the emerging trend for any analysts’ reports, it is obvious that infrastructure management is the newest and emerging trend. There is a huge market. It is expected that next year, it would be about a billion dollars of infrastructure outsourcing that will be delivered out of India. Our point of view that we differentiate between the asset ownership and the services is getting extremely good acceptance from our customers, so I think it is a challenge, but we fell we are positively placed.
Host

Right, just finally step aside from Infosys because there is let me assure, there is plenty of other corporate action, corporate development in India today. Even the markets are shut, but lets take a break right now but just a programming reminder. At 1:45 today on the channel in NDTV special Mr. N. R. Narayana Murthy, the Chief Mentor of Infosys Technologies would be interacting with young Infosysian, watch out for that program and stay tune 1:45 in NDTV especially with the chief man, Chief Mentor, Narayana Murthy.

NOTE:
1. Please verify the proper nouns and their spellings, and the acronyms.
2. Please verify the names of the speakers and their order of appearance.
3. Bolded words need to be confirmed for their accuracy.
4. Blanks in the transcripts represent inaudible or incomprehensible words.

Infosys Technologies
Infosys Results Coverage (NDTV Profit)
January 11, 2006 (1 p.m.)
Shelly
Its today Infosys came out with its numbers and they have been important for the markets tomorrow, they will have to deal with both Reliance and Infosys and react to that there on Dalal Street. What has been happening overall on the Infosys numbers, just to give you what those figures look like, if you have been waking late up this afternoon because of a holiday across the markets on the occasion of Eid its just about in line with expectation with sales, but look at profit, its below expectations and that is at about Rs. 649 crores, we are looking at an overall jump year-on-year of about 30%, but if you look at Q-on-Q figure that is up only 7%. The markets were expecting slightly more than that, so the profit figure there below expectations. Markets have had no chance to react to these numbers. We know that tomorrow when they come up with it, but they have increased their revenue guidance something that they always do and keep the market somewhat assured. The fourth quarter sales guidance at Rs. 2590 crores to Rs. 2599 crores, that is the kind of sales guidance they have come up with. They have also gone on to increase the EPS guidance and that is between Rs.24.30 Ps to Rs.24.70 Ps. The entire full year guidance then again sort of something to watch out for and they reiterated during every quarter in case if they want to reevaluate; it is at Rs.89.90 Ps to about Rs.90.30 Ps. That’s the EPS guidance. Let us have a look at some of the other important factors and then we play out what the management has been saying before we dissect these numbers with Nikunj about the market perspective, but first the client additions when you look at third quarter, it is 36. It has been just about the trend that we have been witnessing at this juncture for Infosys. They have been maintaining that, but watch out for the fact that third quarter was also the quarter when there were lots of holidays being sort of technically the last quarter for companies overseas, so full of Christmas leaves and also Thanksgiving, but also utilization rates are important and again we have seen a slight dip there at about 70% as compared to 72-73% last time and the first quarter was at a high of about 74%. Onsite, we are looking at the contribution of onsite of the revenues. Third quarter, 48.6 just about a shade lower than last time, but not of any significance in terms of the decline. The third quarter offshore at 51.4, a marginal increase there, just a marginal one. This is the US contribution, but now let us just play out what the management told us a host issues. The rupee has what has been hurting them and this time around their hedging strategy did not completely go in favor.
Nandan
We expect our margins to be in a small band and remember one thing that we also want to invest in our business. We invest in our business in two ways. One in terms of investing in our future direction, in new programs that we have, in adding more people in sales, and in adding more people in consulting. The second way we invest in making sure that we give our employees better incentives and better compensation. So, if there is an improvement in margins, we would also use some of that improvement to do these two things. To that extent, it is going to be within the narrow band.
Bala
This quarter has been a very volatile quarter because if you look at the rupee it depreciated by something around 4.8% between October and December, and again appreciated by 2.7%, so huge volatility, which we have never seen in any quarter in the past. So, when the rupee moves in such a wide range and the volatility is very high, it naturally hits you, even if you have hedge in position. We had a $300 million cover in the beginning of the quarter, and at the end of quarter, we have something around $238 million of hedging. We had an impact on the non-operating income to the extent of 2.3% of our revenue, but at the same time, we had a benefit on the operating income, so net-net it has not impacted us in a big way, but the volatility has caused this factor on the non-operating side.
Kris
So, Q3 for example is quarter where holidays were there and we have to factor those in, but Q4 is also a quarter where the budgets are coming to an end for our clients and sometimes they accelerate the spending because the budgets are coming to an end. Now Q4 is a quarter, which is Q1 for our clients, is a quarter when the budgets are set and released and we will come to know when the budgets are going to be released when we enter the quarter, when we start working with the clients in the quarter, so it is little bit cautious. If you look at last year also, we started kind of slow and then it picked up in Q2 of the fiscal.
Priti
In fact, if you look at the emerging trend for any analysts’ reports, it is obvious that infrastructure management is the newest and emerging trend. There is a huge market. It is expected that next year, it would be about a billion dollars of infrastructure outsourcing that will be delivered out of India. Our point of view that we differentiate between the asset ownership and the services is getting extremely good acceptance from our customers, so I think it is a challenge, but we fell we are positively placed.
Shelly
Well that is Narayana Murthy. He is coming up in a couple of minutes from now practically about half an hour or so, when Infosys Meets its Mentor and that is a special show that we have for you that is going to come up here on Profit. Vikram Chandra live from Bangalore, so do stay tuned for that, where Infosysians do meet their mentor.